UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-08895

HEALTHPEAK OP, LLC

(Exact name of registrant as specified in its charter)

4600 South Syracuse Street, Suite 500

Denver, CO 80237

(720) 428-5050

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	As previously disclosed, on February 7, 2023, the entity then known as Healthpeak Properties, Inc., a Maryland corporation (“Old Healthpeak”), announced that it intended to implement a corporate reorganization (the “Reorganization”) into a new holding company structure commonly referred to as an Umbrella Partnership Real Estate Investment Trust, or UPREIT. Also on February 7, 2023, in connection with the Reorganization, Old Healthpeak entered into an Agreement and Plan of Merger (the “Merger Agreement”) with New Healthpeak, Inc. (“New Healthpeak”), which was at that time a wholly owned subsidiary of Old Healthpeak, and Healthpeak Merger Sub, Inc., a Maryland corporation (“Merger Sub”), which was at that time a wholly owned subsidiary of New Healthpeak. Effective as of 9:02 a.m., Eastern time, on February 10, 2023, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Old Healthpeak, with Old Healthpeak continuing as the surviving entity and a wholly owned subsidiary of New Healthpeak (the “Merger”). The Merger, which was unanimously approved by Old Healthpeak’s board of directors on February 2, 2023, was conducted in accordance with Section 3-106.2 of the Maryland General Corporation Law. At the effective time of the Merger, (a) the separate existence of Merger Sub ceased and (b) each share of capital stock of Old Healthpeak issued and outstanding immediately prior to the Merger was converted on a one-for-one basis into an equivalent issued and outstanding share of capital stock of New Healthpeak. Effective as of 9:04 a.m., Eastern time, on February 10, 2023, Old Healthpeak converted into a limited liability company, organized in the State of Maryland, known as Healthpeak OP, LLC, and New Healthpeak changed its name to Healthpeak Properties, Inc., the former name of Old Healthpeak, and became the successor issuer to Old Healthpeak pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, Healthpeak Properties, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 10, 2023	By:	/s/ Peter A. Scott
	Name:	Peter A. Scott
	Title:	Chief Financial Officer